Mail Stop 3010                                                    June 9, 2009

Robert E. Mead
Chairman and Chief Executive Officer
Silverleaf Resorts, Inc.
1221 River Bend Drive
Suite 120
Dallas, TX 75247

        **Re:    Silverleaf Resorts, Inc.**
                **Application for Qualification of Indenture on Form T-3**
                **Filed May 14, 2009**
                **File No. 022-28892**

                **Form 10-K for the year ended December 31, 2008**
                **File No. 001-13003**

Dear Mr. Mead:

        We have limited our review of your filings to the issue we have addressed in our
comment.  Where indicated, we think you should revise your document in response to
this comment.  If you disagree, we will consider your explanation as to why our comment
is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your
explanation.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comment or any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 9A Controls and Procedures, page 57

1.      Item 9A(T) of Form 10-K requires you to furnish the information prescribed by
        Items 307 and 308T of Regulation S-K.  Item 307 requires you to disclose the
        conclusions of your principal executive and principal financial officers regarding
        the effectiveness of your disclosure controls and procedures (as defined in
        Exchange Act Rules 13a-15(e) or 15d-15(e)).  Item 308T requires you to provide
        a report of management on your internal control over financial reporting (as
        defined in Exchange Act Rules 13a-15(f) or 15d-15(f)).

We note that your disclosure includes the conclusions of your principal financial officers regarding the effectiveness of your disclosure controls and procedures, as required by Item 307.  The disclosure does not include management's report on internal control over financial reporting.  Please provide us with the information required by Item 308T, including management's conclusions regarding the effectiveness of your internal control over financial reporting.  In addition, please provide an analysis of whether the failure to provide the disclosure required by Item 308T(a)(3) impacts management's conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2008.

\* \* \* \* \* \* \* \* \* \*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Trust Indenture Act of 1939 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the company requests acceleration of the effective date of the pending application for qualification, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the application for qualification as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939, the Securities Act of 1933, and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above application for qualification. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: David N. Reed, Esquire